SEC FILE NUMBER 001-07928 CUSIP NUMBER 090572207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Bio-Rad Laboratories, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1000 Alfred Nobel Drive

Address of Principal Executive Office (Street and Number)

Hercules, California 94547

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of March 1, 2018, the filing deadline for its Annual Report on Form 10-K for the year ended December 31, 2017, Bio-Rad Laboratories, Inc. (“the Company”) is unable to complete the filing of its Form 10-K without unreasonable effort or expense because the Company has not yet completed its assessment of the effectiveness of its internal control over financial reporting. In April 2017 the Company converted a substantial portion of its European operations to a new ERP system and business structure. During the quarterly period ended September 30, 2017, the Company identified and recorded adjustments to correct errors that related to the prior quarter resulting from data migration and system configuration control deficiencies. The Company disclosed that these control deficiencies represented a material weakness in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017. Since then, the Company has implemented enhanced controls and procedures designed to ensure accurate data migration and system configuration. When the Company completes that assessment, including the assessment of enhanced controls and procedures, KPMG LLP will complete its audit of the Company’s assessment. The Company does not currently anticipate that its consolidated financial statements contained in the Form 10-K will differ materially from the fourth quarter and full year 2017 unaudited condensed consolidated financial statements reported in its earnings release furnished with the Form 8-K filed on February 27, 2018.

The Company anticipates that it will file its Form 10-K within the fifteen day grace period provided by Exchange Act Rule 12b-25.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christine A. Tsingos	510	724-7000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bio-Rad Laboratories, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2018	By	/s/ Timothy S. Ernst
Timothy S. Ernst
Executive Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).